SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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                May 31, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecilia Blye
Chief of Office of Global Security Risk

Re:         Ocean Rig UDW Inc.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 14, 2012
File No. 001-35298

Dear Ms. Blye:

We refer to the annual report on Form 20-F for the fiscal year ended December 31, 2011, filed by Ocean Rig UDW Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 14, 2012 (the "Annual Report"). By letter dated May 22, 2012 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Annual Report.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

If we enter into drilling contracts with countries or government-controlled entities that are subject to restrictions imposed by the U.S. government, our reputation and the market for our common stock could be adversely affected, page 13

1.
You state that from time to time you may operate in countries that are subject to sanctions and embargoes imposed by the U.S. government and/or identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. Your annual report does not include disclosure regarding any contacts with Cuba, Iran, Sudan, and/or Syria.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through direct or indirect arrangements. Include in your response a description of any equipment, technology, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities owned or controlled by the governments of those countries. Tell us also whether any drilling rigs or drillships that you own, operate, or charter have provided, or are anticipated to provide, any U.S.-origin equipment or technology to the referenced countries, or involve employees who are U.S. nationals in operations associated with those countries.

Securities and Exchange Commission
May 31, 2012

    The Company provides offshore drilling services through the ownership and operation of ultra-deepwater drilling units. As of the date of this letter, the Company owned, through its subsidiaries, a fleet of six drilling units, comprised of two modern, fifth generation, advanced capability ultra-deepwater semisubmersible offshore drilling rigs and four sixth generation, advanced capability ultra-deepwater drillships; and contracts for the construction of three seventh generation, advanced capability ultra-deepwater drillships, scheduled for delivery in July 2013, September 2013 and November 2013, respectively. The Company is a majority-owned subsidiary of DryShips Inc. (NASDAQ: DRYS).

The Company charters its drilling units to customers primarily pursuant to drilling contracts. Under the drilling contracts, the customer typically pays the Company a fixed daily rate, depending on the activity and up-time of the drilling unit. The Company enters into well contracts, under which the assignment is to drill a certain number of wells, and term contracts, under which the assignment is to operate the drilling unit for a specified period of time. The Company confirms that since the date of DryShips Inc.'s letter to the Staff (July 23, 2009) through the date of this letter, none of the Company's drilling units has operated in Cuba, Iran, Sudan or Syria.

The Company further confirms that from July 23, 2009, through the date of this letter, neither the Company nor any of its subsidiaries: (i) has had or anticipates having contacts with Cuba, Iran, Sudan or Syria; (ii) has provided or anticipates providing equipment, technology or services to Cuba, Iran, Sudan or Syria; or (iii) has had or intends to have any agreements or arrangements, directly or indirectly, with the governments of those countries or entities owned or controlled by those governments. In addition, the Company confirms that since July 23, 2009, through the date of this letter, none of the Company's drilling units provided, or is anticipated to provide, any U.S. origin equipment or technology to the referenced countries or involve employees that are U.S. nationals in operations associated with those countries.

2.
Your risk factor caption states that your reputation and the market for your stock could be adversely affected if you enter into drilling contracts with countries or government-controlled entities that are subject to restrictions imposed by the U.S. government. It appears to the staff that you could be similarly affected if you engage in certain other activities, including executing drilling contracts with individuals or entities in such countries that are not controlled by their governments, or engaging in operations associated with such countries or entities pursuant to contracts with third parties unrelated to those countries or entities. In future filings that include this risk factor, please revise the risk factor caption as necessary to make clear that you could be similarly affected if you engage in certain other activities relating to such countries and entities.

Securities and Exchange Commission
May 31, 2012

The Company undertakes to revise its disclosure in future filings that include the referenced risk factor to make it clear that the Company's reputation and market for its common shares could be adversely affected if the Company executes drilling contracts with individuals or entities in such countries that are not controlled by their governments, or engages in operations associated with such countries or entities pursuant to contracts with third parties unrelated to those countries or entities.

3.
You state that CISADA "expanded" the scope of the "former" Iran Sanctions Act. In future filings that include this risk factor, please revise your disclosure to remove any implication that CISADA replaced, rather than amended, the Iran Sanctions Act.

The Company undertakes to revise its disclosure in future filings in accordance with the Staff's comment.

4.
Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and/or Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

The Company refers the Staff to the response to comment no. 1 above.

* * * * *

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Christine Westbrook at (212) 574-1371.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

Securities and Exchange Commission
May 31, 2012

cc:           Mr. George Economou
Chief Executive Officer
Ocean Rig UDW Inc.
10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus

OCEAN RIG UDW INC.
10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecelia Blye

Re:           Ocean Rig UDW Inc.

May 31, 2012

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

OCEAN RIG UDW INC.

By:	/s/ George Economou
Name:	George Economou
Title:	Chief Executive Officer